SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

51 Rue la Boétie

75008 Paris

France

*	The registrant files annual reports on Form 18-K on a voluntary basis.

TABLE OF CONTENTS

EXPLANATORY NOTE	1
FORM 18-K	1
EXHIBIT INDEX	4
SIGNATURE	5
EXHIBIT 1 — SCHEDULE OF FUNDED DEBT AT DECEMBER 31, 2024
EXHIBIT 2 — FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
EXHIBIT 3 — DESCRIPTION OF THE REGISTRANT
EXHIBIT 4 — CONSENT OF ERNST & YOUNG AUDIT

EXPLANATORY NOTE

This annual report on Form 18-K for the fiscal year ended December 31, 2024 is filed by Council of Europe Development Bank (the “CEB” or the “Bank”), a multilateral development bank with a social mandate governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This annual report on Form 18-K, as subsequently amended, is intended to be incorporated by reference into any future prospectus filed by the CEB with the Securities and Exchange Commission.

In this annual report, references to “€”, “euro” and “EUR” are to the single European currency of the Member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

FORM 18-K

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Not applicable.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See Exhibit 1.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See Exhibit 1.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

None.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

See Exhibit 1.

6.	Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See Exhibit 2.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)	The cover page and pages numbered 1 to 5 consecutively.

(b)	The following exhibits:

(1)	SCHEDULE OF FUNDED DEBT AT DECEMBER 31, 2024

(2)	FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(3)	DESCRIPTION OF THE REGISTRANT

(4)	CONSENT OF ERNST & YOUNG AUDIT

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.	SCHEDULE OF FUNDED DEBT AT DECEMBER 31, 2024
2.	FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
3.	DESCRIPTION OF THE REGISTRANT
4.	CONSENT OF ERNST & YOUNG AUDIT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Paris, France on April 9, 2025.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ CARLO MONTICELLI
Name:	Carlo Monticelli
Title:	Governor

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